Exhibit 99.13

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 25 February 2005 that on 24 February 2005 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 12,464 Ordinary Shares at a price of £1.3032 per share and 41,724 Ordinary Shares at a price of £1.285.

Following the disposal, 54,802,979 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Lord Robertson, Charles Herlinger, George Battersby and Harris Jones (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.